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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No.     )*

SunPower Corporation

(Name of Issuer)

class B common stock

(Title of Class of Securities)

867652307

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 867652307	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON RCM Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,060,040
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,470,700
	8	SHARED DISPOSITIVE POWER 57,990
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,528,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. 867652307	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON RCM U.S. Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,528,690
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON* HC, OO

CUSIP NO. 867652307	13G	Page 4 of 7 Pages

Item 1	(a) Name of Issuer:

SunPower Corporation

(b) Address of Issuer’s Principal Executive Offices:

3939 North First Street
San Jose, CA 95134

Item 2	(a) Name of Persons Filing (“Filers”):

RCM Capital Management LLC
RCM U.S. Holdings LLC

(b) Address of Filers’ Principal Business Office:

555 Mission Street, 17th Floor
San Francisco, California 94105

(c) Filers’ Citizenship:

Delaware

(d) Title of Class of Securities:

class B common stock

(e) CUSIP Number:

867652307

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☒ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

CUSIP NO. 867652307	13G	Page 5 of 7 Pages

Item 4	Ownership.

(a)	Amount beneficially owned: 2,528,690

(b)	Percent of Class: 6.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 2,060,040

	(ii)	Shared power to vote: 0

	(iii)	Sole power to dispose or direct the disposition of: 2,470,700

	(iv)	Shared power to dispose or direct the disposition of: 57,990

This report is being filed on behalf of RCM Capital Management LLC (“RCM”), a Delaware limited liability company and investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, and its parent, RCM U.S. Holdings LLC (“RCM Holdings”). The securities reported herein are held by certain investment advisory clients or discretionary accounts of which RCM is the investment adviser. Investment advisory contracts grant to RCM voting and/or investment power over the securities held by such clients or in such accounts. As a result, RCM may be deemed to be the beneficial owner of such securities within the meaning of rule 13d-3 under the Act. RCM is wholly owned by RCM Holdings. Therefore, RCM Holdings also may be deemed to be the beneficial owner of such securities within the meaning of rule 13d-3 under the Act.

RCM and RCM Holdings believe that they are not a group within the meaning of rule 13d-5 under the Act. In addition, each Filer disclaims beneficial ownership of these securities except to the extent of that Filer’s pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

RCM’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client account for which RCM is investment adviser holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP NO. 867652307	13G	Page 6 of 7 Pages

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification

Certification of RCM.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of RCM Holdings:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2011

By:	/s/ David C. Owen
David C. Owen
Chief Compliance Officer
RCM Capital Management LLC and
RCM U.S. Holdings LLC

CUSIP NO. 867652307	13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints RCM Capital Management LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 10, 2011

By:	/s/ David C. Owen
David C. Owen
Chief Compliance Officer
RCM Capital Management LLC and
RCM U.S. Holdings LLC